Exhibit 99.1

Nano Dimension Raises $4.8 Million (NIS 17.1 Million) from Israeli Investors through a Private Placement

NESS ZIONA, Israel- June 14, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that it has signed private placement agreements with several Israeli investors. Shotfut Menayot Israel HaPhoenix Amitim and the Phoenix Investment and Finances Ltd., Israeli institutional investors that participated in this private placement, will together hold an aggregate of approximately 5.5% of Nano Dimension’s issued share capital following the issuance.

According to the agreements with Shotfut Menayot Israel HaPhoenix Amitim and the Phoenix Investment and Finances Ltd., the Company undertook, within a period of six months from the closing date, not to issue new securities at a price per share lower than 125% of the price per share in this issuance.

As a part of this private placement, which totaled NIS 17.1 Million (approximately $4.8 million), the Company will issue approximately 4.1 million ordinary shares at a price per share of NIS 4.2 (approximately $1.19 per ordinary share, or $5.94 per ADS). This funding does not include issuance of warrants and was priced at a minimum discount compared to the market price. The issued ordinary shares will be restricted for a period of six months under Israeli securities laws.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

The company’s American Depositary Shares are traded on the NASDAQ, and its ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com